SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

IAC/INTERACTIVECORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

 (Title of Class of Securities)

44919P508

 (CUSIP Number)

Pamela S. Seymon, Esq.

 Wachtell, Lipton, Rosen & Katz

 51 West 52nd Street

 New York, New York  10019

 (212) 403-1000

(Name, Address and Telephone Number of Persons Authorized to receive Notices and Communications)

September 29, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS BARRY DILLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER None; see Item 5
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 28,294,112* shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER None; see Item 5
PERSON WITH	10	SHARED DISPOSITIVE POWER 28,294,112* shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,294,112* shares
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES                                                                                                                                                                 ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty Media Corporation and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.4%

Assumes conversion of all shares of Class B Common Stock beneficially owned by Mr. Diller into shares of Common Stock.  Because each share of Class B Common Stock generally is entitled to ten votes per share, and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company representing approximately 58.1% of the voting power of the Company.  See Item 5.

14	TYPE OF REPORTING PERSON IN

____________________
*      See Item 6 of Amendment No. 21 of the Schedule 13D filed by Liberty Media Corporation with the Securities Exchange Commission on July 17, 2009 for a discussion of a forward sale transaction entered into by Liberty Media Corporation with respect to 7,500,000 shares of Common Stock.

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D/A

Statement of

 BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

IAC/INTERACTIVECORP

                                               This Report on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of IAC/InterActiveCorp, a Delaware corporation (“IAC” or the “Company”). The Report on Schedule 13D, as amended and supplemented, originally filed with the Commission by Mr. Diller on August 29, 1995 (the “Diller Schedule 13D”) is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 33 to the Diller Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Diller Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

                                               The information contained in Item 5 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

                                                Mr. Diller beneficially owns (i) 15,494,113 shares of Common Stock, of which amount, based on publicly available information, 11,202,903 shares are held by Liberty Media Corporation and its affiliated companies (“Liberty”), and (ii) 12,799,999 shares of Class B Common Stock, all of which are held by Liberty as of December 15, 2009. Such shares constitute 13.0% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock, respectively. Pursuant to the Governance and Stockholder Agreements, subject to certain limitations, Mr. Diller holds an irrevocable proxy with respect to all securities of the Company beneficially owned by Liberty on all matters submitted to a stockholder vote or by which the stockholders may act by written consent, except for Contingent Matters with respect to which Liberty has not consented. In addition, Mr. Diller may be deemed to have shared voting power over the shares of Common Stock held by Liberty because, under the terms of the Governance and Stockholder Agreements, Mr. Diller must vote those shares in favor of Liberty’s designees for the Company’s board of directors and against any Contingent Matter that Liberty has not approved. Assuming the conversion of all of the shares of Class B Common Stock beneficially owned by Liberty into Common Stock, Mr. Diller would beneficially own 21.4% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company representing approximately 58.1% of the voting power of the Company. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership amounts are based on 119,170,241 shares of Common Stock and 12,799,999 shares of Class B Common Stock outstanding, in each case, as of the close of business on October 23, 2009.

                Due to the provisions of the Stockholders Agreement discussed above, Liberty’s disposition of shares of Common Stock reduces Mr. Diller’s beneficial ownership of such shares.  On January 29, 2008, Mr. Diller terminated a joint filing agreement with Liberty whereby Mr. Diller and Liberty had jointly filed statements on Schedule 13D/A in respect of the Company.  As a result, Mr. Diller and Liberty separately file reports on Schedule 13D and Mr. Diller takes no responsibility for the information set forth herein as it pertains to Liberty.  Accordingly, the foregoing information with respect to Liberty’s share ownership reflects information contained in Amendment No. 27 to Liberty’s Schedule 13D, the most recent public filing on Schedule 13D by Liberty prior to the date hereof.  Additionally, based on information contained in Amendment No. 21 to Liberty’s Schedule 13D, 7,500,000 shares of Common Stock beneficially owned by Liberty (and, as a result, Mr. Diller as well) are subject to a forward sale transaction entered into by Liberty.

SIGNATURE

                After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  December 17, 2009

BARRY DILLER

/s/ Barry Diller

INDEX TO EXHIBITS

1.                                      Written Agreement between TCI and Mr. Diller regarding Joint Filing of Schedule 13D.*

2.                                      Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller.*

3.                                      Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller.*

4.                                      Press Release issued by the Company and Mr. Diller, dated August 25, 1995.*

5.                                      Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller.*

6.                                      Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller.*

7.                                      First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller.*

8.                                      Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc.*

9.                                      Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc.*

10.                                Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc.*

11.                                Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc.*

12.                                Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller.*

13.                                In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996.*

14.                                In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996.*

15.                                In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996.*

16.                                Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV.*

17.                                Amended and Restated Certificate of Incorporation of BDTV INC.*

18.                                Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996.*

19.                                Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc.*

20.                                Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc.*

21.                                Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company.*

22.                                Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc.*

23.                                Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller.*

24.                                Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc.*

25.                                Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc.*

26.                                Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen.*

27.                                Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen.*

28.                                Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation.*

29.                                Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation.*

30.                                Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc.*

31.                                Certificate of Incorporation of BDTV III Inc.*

32.                                Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997.*

33.                                Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997.*

34.                                Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997.*

35.                                Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997.*

36.                                Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997.*

37.                                Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998.*

38.                                Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997.*

39.                                Fourth Amended and Restated Joint Filing Agreement between Tele- Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998.*

40.                                Certificate of Incorporation of BDTV IV INC.*

41.                                Fifth Amended and Restated Joint Filing Agreement by and among Tele- Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999.*

42.                                Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001.*

43.                                Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation.*

44.                                Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller.*

45.                                Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto.*

46.                                Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A.*

47.                                Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller.*

48.                                Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller (including Amendment No. 1 thereto dated as of November 25, 2002).*

49.                                Equity Warrant Agreement, dated as of May 7, 2003, between USA Networks, Inc. and The Bank of New York, as equity warrant agent.*

50.                                Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002.*

51.                                Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal, S.A.*

52.                                Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank Securities, Inc.*

53.                                Letter Agreement, dated March 31, 2003, from Vivendi Universal, S.A. and Universal Studios, Inc. to Barry Diller.*

54.                                Amended and Restated Governance Agreement, by and among IAC/InterActiveCorp, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.*

55.                                Amended and Restated Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.*

56.                                Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005.*

57.                                Standstill Agreement, by and between Liberty Media Corporation, a Delaware corporation, and IAC/InterActiveCorp, a Delaware corporation, dated January 10, 2008.*

58.                                Notice, dated January 29, 2008, of termination of Joint Filing Agreement.*

59.                                Letter, dated February 17, 2009, from Barry Diller to IAC/InterActiveCorp.*

*                                        Previously filed.